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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                              SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                           AEHR TEST SYSTEMS
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                            (Name of Issuer)

                              Common Stock
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                    (Title of Class of Securities)

                                00760J108
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                              (CUSIP Number)

                              Rhea J. Posedel
                          C/O Aehr Test Systems
                             400 Kato Terrace
                            Fremont, CA 94539
                              (510-623-9400)
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            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                            September 28, 2016
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                             SCHEDULE 13D/A

CUSIP No. 00760J108
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  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Rhea J. Posedel
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  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
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  (3)  SEC USE ONLY
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  (4)  SOURCE OF FUNDS (See Instructions)

       PF
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  (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) / /
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  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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Number of                  (7)  SOLE VOTING POWER  1,050,962
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   0
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  1,050,962
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER   0
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 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,050,962
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 (12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  / /
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 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.3%
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 (14)  TYPE OF REPORTING PERSON (See Instructions)
       IN
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      This Amendment No. 1 (the "Amendment") amends and supplements the
Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on February 13, 2015, by Rhea J. Posedel ("Mr. Posedel") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Aehr Test Systems, a California corporation (the "Issuer"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.

      The date of event which requires filing of this Amendment was due to the issuance of additional shares of Common Stock by the Issuer in a private placement transaction on September 28, 2016 as previously reported with the SEC on a Form 8-K filed on September 28, 2016 as the shares issued in the private placement subsequently reduced the percentage of Common Stock owned by Mr. Posedel. The number of shares and percentage owned of Common Stock reported in this Amendment are as of the date of filing of this Amendment.

      Item 5 of the Statement is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

       (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 16,768,671 shares of Common Stock outstanding, which is the total number of shares outstanding as of this filing date, and assumes the exercise of the 94,281 options held by Mr. Posedel which are exercisable within 60 days of this filing date.

           Mr. Posedel may be deemed to beneficially own in the aggregate 1,050,962 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common
           Stock.

       (b) Mr. Posedel owns 45,967 shares of Common Stock directly, and 94,281 options to purchase shares of Common stock which are exercisable within 60 days of this filing date. Rhea J. Posedel Family Trust, of which Mr. Posedel is Trustee, and has sole voting and dispositive power, owns 910,714 shares of Common Stock.

       (c) None.

       (d) No person other than Mr. Posedel, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

       (e) Not applicable




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                                SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2017

                                         RHEA J. POSEDEL.

                                         By: /S/ Rhea J. Posedel
                                         ------------------------
                                         Name: Rhea J. Posedel
Dated: February 7, 2017


                                         Rhea J. Posedel Family Trust
                                         By: /S/ Rhea J. Posedel
                                         -----------------------------
                                         Rhea J. Posedel ,Trustee